June 25, 2013

Via EDGAR

Ms. Cicely LaMothe

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:                             Rouse Properties, Inc.

Form 10-K

Filed March 7, 2013

File No. 001-35287

Form 10-Q

Filed May 7, 2013

File No. 001-35287

Dear Ms. LaMothe,

I am writing on behalf of Rouse Properties, Inc. (the “Company”, “we”, or “our”) in response to comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in your correspondence dated June 12, 2013.  The headings and page numbers below from the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 correspond to the headings and page numbers referenced in your letter.  In addition, for your convenience I have reproduced your comments in this letter and included our responses directly below each comment.

Form 10-K for the year ended December 31, 2012

Item 2.  Properties, page 23

Operating Metrics, page 25

1.              We noted the table on page 26 of your 2012 leasing activity.  In future Exchange Act periodic reports, please also disclose the leasing costs, including tenant improvement costs, leasing commissions and tenant concessions, with the noted disclosure.  Also, here or in your MD&A, please compare the rates on your new and renewal leases to the rates on your expiring leases or advise.

Response:  In future Exchange Act periodic reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2013, the Company will include a disclosure relating to leasing spreads on new and renewal leases as compared to the rents of the expiring leases.  We will also disclose the aggregate leasing costs, including tenant improvement costs and tenant concessions, for the leases that were signed during the respective period, if material.  The Company respectfully notes to the Staff that leasing commissions are not material as substantially all of our leases do not utilize external brokers.

Lease Expirations, page 26

2.              In future Exchange Act periodic reports, please include the annual rental and the percentage of gross annual rent represented by the expiring leases in each period in your lease expirations table.

Response:  In future Exchange Act periodic reports, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, the Company will include a disclosure that includes the average annualized gross rent per square foot for each respective year and the expiring leases as a percentage of total annualized gross rent.

Lease Expirations, page 26

3.              We note the amount of GLA that is expiring in 2013, 2014, and 2015.  Here or in the MD&A section of future Exchange Act periodic reports, to the extent known by management, please include disclosure that addresses the relationship between rates on leases expiring in the current year and current market rents for this space.

Response: In future Exchange Act periodic reports, beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2013, the Company will include a statement that discusses management’s general estimates that address the relationship between rates on leases expiring in the current year in which the report is issued and current market rents for the space in such year.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

4.              Please tell us if the term “comparable properties” has the same meaning as the terms “same-store” and “same property” as used in your earnings conference calls.  Please define “comparable properties” and quantify the properties included and excluded from the definition in future Exchange Act periodic reports.  Also, please include a discussion of the material trends, such as those related to NOI, occupancy and rental rates, experienced by your comparable properties, as applicable.

Response:  The Company hereby confirms that the term “comparable properties” was intended to have the same meaning as “same-store” and “same property” as used in our earnings conference calls.  The Company further confirms that it will utilize a consistent definition of “same property” in its future Exchange Act periodic reports and earnings conference calls.  “Same property” is defined as properties that we owned and that were in operation for both the preceding calendar year and the current year-to-date reporting period.  Further, in the Company’s future Exchange Act periodic reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2013, the Company will include a discussion of the material trends experienced by our “same property” portfolio as compared to the prior periods, as applicable.

Form 10-Q for the quarterly period ended March 31, 2013

Note 2. Summary of Significant Accounting Policies

Impairment, page 8

5.              We note that the company recorded an impairment charge of approximately $21.7 million during the three months ended March 31, 2013.  Please tell us the changes to events and circumstances that changed management’s estimated holding period for the asset.  In your response please provide us with a timeline leading up to management’s decision to record an impairment charge explaining in detail the events that occurred subsequent to the spin off transaction and subsequent to December 31, 2012 related to the impaired property.  Finally, please enhance your disclosure in future filings to more thoroughly discuss the impaired property including the factors that lead management to conclude the property suffered an other than temporary decline in value.

Response:  The Company recorded an impairment charge related to one of its properties during the three months ended March 31, 2013.   The Company completes an impairment analysis on a quarterly basis to assess for impairment.  Subsequent to the spin-off of the Company through December 31, 2012 the Company’s intent was to hold the asset and re-tenant the mall in conjunction with a redevelopment project.  In addition, the Company expected that it would renegotiate the existing mortgage on the asset with the lender in order to reduce the existing mortgage balance and related borrowing costs.  Management considered its intended holding period of this asset and considered the plan of re-tenanting and redeveloping the mall along with renegotiating the existing mortgage for each quarter ended throughout 2012 and concluded that a holding period of greater than ten years was appropriate.  When management assessed this asset for impairment in 2012, the aggregate undiscounted cash flows utilizing its then current holding period led to an undiscounted value that was in excess of the carrying value for each respective period.

During 2013, management completed its quarterly impairment analysis and, based on the facts and circumstances discussed below, adjusted the intended holding period related to the asset:

•      Late January 2013 - The servicer placed the loan related to the asset in special servicing status and a prenegotiation agreement was executed on January 29, 2013 which allowed for open non-binding negotiations and discussions with the special servicer to potentially restructure the mortgage.

•      Mid February 2013 - Management met with the special servicer at the property to tour the asset and evaluate the current condition of the asset, quality of the tenants, potential need for capital, and surrounding market factors.

•      Late February 2013 - The special servicer communicated to management that the lender would be unwilling to extend the term and discount the loan.

•      Late February 2013 - Management engaged a third party valuation company to evaluate the fair value of the asset.

•      Mid March 2013 - Management evaluated the results of the asset as of the first quarter 2013 and noted that the operating metrics of the asset declined at a rate greater than expected.

•      Late March 2013 - Management concluded that it was in the best interest of the Company to convey the asset to the lender.

As a result of the items discussed in the timeline above, the holding period for this asset as of March 2013 was adjusted to less than one year, as management revised its intention to convey the asset to the lender during 2013.  (The transfer of the asset was completed on June 21, 2013).  When the Company considered the undiscounted cash flows utilizing the revised holding period of the asset, the carrying value was greater than the aggregate undiscounted cash flows.  Management then determined the fair value of the asset as of March 31, 2013 and recorded the respective impairment charge.

In future Exchange Act periodic reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2013, the Company will enhance its disclosure to more thoroughly discuss the impaired property, which discussion will include the factors that led management to conclude that the property suffered an other than temporary decline in value.

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact me at 646-755-7021 if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ John Wain

John Wain
Chief Financial Officer